UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 18, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: RESULTS OF THE SHAREHOLDERS’ MEETING REGARDING THE REORGANISATION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration No. 1944/017354/06
ISIN: ZAE000043485
JSE Share Code: ANG
CUSIP: 035128206
NYSE share code: AU
(“AGA”)

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration number: 14654651
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“NewCo” or the “Company”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE THE COMPANY TO TAKE ANY FURTHER ACTION.

CAPITALISED WORDS AND EXPRESSIONS USED IN THIS ANNOUNCEMENT SHALL, UNLESS EXPRESSLY DEFINED HEREIN OR INDICATED OTHERWISE BY THE CONTEXT, BEAR THE MEANINGS GIVEN TO THEM IN THE COMBINED CIRCULAR TO AGA SHAREHOLDERS ISSUED AND DATED FRIDAY, 7 JULY 2023 (THE “CIRCULAR”).

RESULTS OF THE SHAREHOLDERS’ MEETING REGARDING THE REORGANISATION

1.INTRODUCTION
AGA and NewCo are pleased to confirm that the resolutions necessary to approve the Reorganisation, which comprises the Spin-off, the AGAH Sale and the Scheme, as referred to in the Disclosure Package posted on Friday, 7 July 2023, which incorporated a notice convening the Shareholders’ Meeting, were approved by the requisite majority of AGA Shareholders present in person or represented by proxy at the Shareholders’ Meeting held entirely by way of electronic communication on Friday, 18 August 2023 at 2:00 p.m. (South Africa Standard Time).

2.RESULTS OF VOTING AT THE SHAREHOLDERS’ MEETING
The number of AGA Ordinary Shares voted in person or by proxy was 331,859,017 representing 79.08% of the total issued share capital of AGA. The resolutions proposed at the Shareholders’ Meeting and the percentage of AGA Ordinary Shares voted for and against each resolution and the total number and percentage of AGA Ordinary Shares voted, as well as the percentage of AGA Ordinary Shares abstained, are set out below:

Resolution	% of votes for the resolution[1]	% of votes against the resolution[1]	Number of shares voted	% of shares voted[2]	% of shares abstained[2]
Special Resolution Number 1: Approval of the AGAH Sale in terms of Sections 112 and 115 of the Companies Act	98.87%	1.13%	331,228,066	78.93%	0.15%
Special Resolution Number 2: Approval of the Scheme in terms of Sections 114 and 115 of the Companies Act	98.86%	1.14%	331,219,475	78.93%	0.15%
Special Resolution Number 3: Revocation of Special Resolution Number 1 and Special Resolution Number 2 if the Reorganisation does not become unconditional or is not continued	98.86%	1.14%	330,919,272	78.86%	0.22%
Ordinary Resolution Number 1: Authority granted to directors	98.84%	1.16%	331,233,650	78.93%	0.15%

Notes

1.The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting

2.The shares voted or abstained disclosed as a percentage in relation to the total issued share capital, being 419,650,575

3.SALIENT DATES AND TIMES
AGA Shareholders are referred to the Circular, wherein the salient dates and times relating to the Reorganisation are detailed. The implementation of the Reorganisation is still subject to certain customary Reorganisation Conditions. It is expected that all of the remaining Reorganisation Conditions will have been fulfilled (or waived) on or before Tuesday, 12 September 2023 at 10:00 a.m. (South Africa Standard Time), at which time the Finalisation Date announcement is expected to be released on SENS.

These salient dates and times are subject to change since they have been determined based on certain assumptions, including that no court approval or review of Special Resolution Number 1 and/or Special Resolution Number 2, approving the implementation of the AGAH Sale and the Scheme, respectively, will be required. AGA Shareholders will be notified of any amendments to these salient dates and times on SENS.

4.RESPONSIBILITY STATEMENTS
4.1AGA Board responsibility statement
The members of the AGA Board collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AGA and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

4.2NewCo responsibility statement
The directors of NewCo, being Alberto Calderon and Robert Hayes, collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to NewCo and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

18 August 2023
Johannesburg

JSE Sponsor:
The Standard Bank of South Africa Limited

Transaction Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Financial Advisers:
Centerview Partners
J.P. Morgan
Rothschild & Co

Legal Advisers:
Cravath, Swaine & Moore LLP
ENSafrica
Slaughter and May

Legal adviser as to South African Tax Law:
Bowman Gilfillan Inc

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this announcement other than statements of historical fact, including, without limitation, those concerning the implementation of the Reorganisation, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganisation and the possibility that the Reorganisation is not completed (whether following the occurrence of a material adverse effect or otherwise). Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 18, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary